Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

WeRide Inc.

文遠知行*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock code: 0800)

GRANT OF WAIVER FROM STRICT COMPLIANCE WITH RULE 8A.18(1) OF THE LISTING RULES

WeRide Inc. (the “Company”) hereby advises shareholders and other investors that it has applied for, and The Stock Exchange of Hong Kong Limited has granted, a waiver (the “Waiver”) from strict compliance with Rule 8A.18(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited to facilitate (i) the allotment and issuance of new shares by Xu Han Limited (“XHL”), a British Virgin Islands company wholly owned by Dr. Tony Xu Han (“Dr. Han”), the founder, chairman of the board, executive director, chief executive officer and a beneficiary of weighted voting rights of the Company (a “WVR Beneficiary”), that holds class B ordinary shares of the Company to the trustee of a family trust where Dr. Han is the protector and his children and descendants are the beneficiaries; and (ii) the allotment and issuance of new shares by Humber Partners Limited (“Humber Partners”), a British Virgin Islands company wholly owned by Dr. Yan Li (“Dr. Li”), the co-founder, executive director, chief technology officer and a WVR Beneficiary of the Company, that holds class A ordinary shares and class B ordinary shares of the Company to the trustee of a family trust where Dr. Li is the protector and his children and descendants are the beneficiaries. Following the aforementioned share allotment and issuance, XHL is owned as to 80% by Dr. Han and as to 20% by the trustee of Dr. Han’s family trust, and Humber Partners is owned as to 80% by Dr. Li and as to 20% by the trustee of Dr. Li’s family trust. The Company applied for the Waiver, and the Waiver was granted, on the bases, among others, that each of Dr. Han and Dr. Li will remain the protector of his family trust and will retain sole control over the voting rights attached to the class B ordinary shares of the Company held within his family trust structure following the aforementioned share allotment and issuance.

By Order of the Board
WeRide Inc.
Dr. Tony Xu Han
Chairman of the Board, Executive Director and Chief Executive Officer

Hong Kong, July 13, 2026

As of the date of this announcement, the board of directors of the Company comprises Dr. Tony Xu Han and Dr. Yan Li as executive directors, Mr. Ichijo Futakawa and Mr. Jean-François Salles as non-executive directors, and Ms. Huiping Yan, Mr. David Zhang and Dr. Tony Fan-cheong Chan as independent non-executive directors.

*	For identification purposes only